Filed by VICI Properties Inc.
(Commission File No. 001-38372)
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Entertainment, Inc.
(Commission File No. 000-24993)

VICI PROPERTIES INC. ANNOUNCES $1.16 BILLION SALE-LEASEBACK TRANSACTION WITH GOLDEN ENTERTAINMENT
- Sale-Leaseback of 7 Gaming Assets Across Nevada –
- Expected to be Accretive to AFFO Per Share Immediately Upon Closing -
- Adds Exposure to Las Vegas Locals Market & 15th Tenant -
- No Reliance on Capital Markets Activity Expected to Complete Transaction -

NEW YORK, NY – November 6, 2025 – VICI Properties Inc. (NYSE: VICI) (“VICI Properties”, “VICI” or the “Company”) announced today that it has entered into an agreement to acquire 100% of the land, real property and improvements of seven casino properties (the “Golden Portfolio”) from Golden Entertainment, Inc. (NASDAQ: GDEN) (“Golden”) for $1.16 billion and to enter into a triple-net master lease (the “Golden Master Lease”) with a newly formed entity that will be owned and controlled by Blake L. Sartini, current chairman and chief executive officer of Golden, which entity will acquire the operating business of Golden in connection with the closing of the transaction (“Golden OpCo”).
The Golden Portfolio includes: The STRAT Hotel, Casino & Tower on the North Las Vegas Strip; Arizona Charlie’s Decatur and Arizona Charlie’s Boulder in the Las Vegas Locals market; Aquarius Casino Resort and Edgewater Casino Resort in Laughlin, Nevada; and Pahrump Nugget Hotel & Casino and Lakeside RV Park & Casino in Pahrump, Nevada. The Golden Portfolio features approximately 362,000 square feet of casino space, over 6,000 hotel rooms, 4,306 slot machines and 78 table games.
The Golden Master Lease will have an initial total annual rent of $87.0 million, representing an acquisition cap rate of 7.5%, and an initial term of 30 years, with four 5-year tenant renewal options. Rent under the Golden Master Lease will escalate annually at 2.0% beginning in Lease Year 3. The obligations of Golden OpCo under the Golden Master Lease will be guaranteed by a holding company that is owned and controlled by Mr. Sartini and owns all of the gaming and operating assets of Golden, with additional credit support provided by financial covenants within the lease.
Strategic Merits
•Adds Exposure to Las Vegas Locals Market: This transaction diversifies VICI’s real estate ownership in Nevada, an attractive gaming jurisdiction due to its stable regulatory environment and low tax rate. The transaction also provides VICI with exposure to the Las Vegas Locals market, which was the 2nd largest gaming market in the U.S. in 2024 by gross gaming revenue. The Locals market has long been targeted by VICI due to its key characteristics of consistent and stable growth, strong demographic and demand tailwinds driven by population trends, and high barriers to entry.

•Tenant Diversification: Upon closing, Golden OpCo will become VICI’s 5th largest tenant by annualized cash rent and 15th tenant overall (pro forma for the acquisition of the operations of MGM Northfield Park by an affiliate of Clairvest Group, Inc., which will become VICI’s 14th tenant upon closing of that transaction). VICI continues to focus on diversifying its tenant base with quality, long-term partnerships.
•Strong Operating Partner: Led by Blake L. Sartini, the Golden management team is well tenured with over 30 years of casino operating experience and an established reputation as dynamic operators with a strategic focus on the Nevada gaming landscape. The Golden management team understands and caters to a diversified customer base with both fly-to and drive-in demand, further bolstered by a unified loyalty program, True Rewards.
•Attractive Deal Economics: Attractive 7.5% going-in cap rate for well-located real estate with contractual rent escalation that will contribute to VICI’s same-store growth over the long term.
•Expected to be Immediately Accretive to AFFO Per Share: The transaction extends VICI’s track record of consistent value creation since its formation in 2017 and is expected to provide immediate accretion to AFFO per share upon closing.
Key Comments
•John Payne, President & COO of VICI Properties: “VICI has sought exposure to the attractive Las Vegas Locals gaming market since our inception, and we are thrilled to acquire seven new assets across the state of Nevada with sticky, durable customer bases. We look forward to initiating a partnership with Golden, having long admired the ability of Blake and the Golden team to operate within the various dynamics of the Nevada gaming market.”
•Blake L. Sartini, Chairman & CEO of Golden: “At Golden, we have continued to refine our business in recent years to focus on our core casino and tavern operations in Nevada, and we believe this transaction is the right next step in our evolution to a private company. After many years of watching VICI’s success, we are excited to partner with VICI on this important strategic transaction and to explore potential opportunities to grow our company.”
•Charles Protell, President & CFO of Golden: “We are grateful for VICI’s partnership and creativity in structuring a sale-leaseback transaction that helps us to achieve our shareholders’ objectives and unlock significant value in our real estate. We appreciate the significant efforts and expertise that the VICI management team brought to the table to execute this transaction.”
Pursuant to the Master Transaction Agreement, Golden shareholders will receive approximately 24.3 million shares of newly issued VICI stock in exchange for each share of Golden stock, which represents an agreed-upon exchange ratio of 0.902 per share of Golden’s common stock based on VICI’s 10-day volume weighted average price as of November 5, 2025, as well as cash consideration that is payable by an affiliate of the Golden OpCo. In connection with the transaction, VICI will assume and immediately retire Golden’s outstanding $426 million of debt using a combination of cash on hand, net proceeds available pursuant to forward sale agreements and/or drawing down funds available under its revolving credit facility. The Company does not expect to require additional financing, including capital markets activity, to complete the transaction.
The transaction is expected to close in mid-2026, subject to the approval of a majority of the outstanding shares of Golden stockholders, as well as customary closing conditions and regulatory approvals.

Deutsche Bank Securities Inc. is acting as VICI’s financial advisor, and Hogan Lovells US LLP and Herbert Smith Freehills Kramer LLP are serving as legal advisors to VICI.
About VICI Properties
VICI Properties Inc. is an S&P 500® experiential real estate investment trust that owns one of the largest portfolios of market-leading gaming, hospitality, wellness, entertainment and leisure destinations, including Caesars Palace Las Vegas, MGM Grand and the Venetian Resort Las Vegas, three of the most iconic entertainment facilities on the Las Vegas Strip. VICI Properties owns 93 experiential assets across a geographically diverse portfolio consisting of 54 gaming properties and 39 other experiential properties across the United States and Canada. The portfolio is comprised of approximately 127 million square feet and features approximately 60,300 hotel rooms and over 500 restaurants, bars, nightclubs and sportsbooks. Its properties are occupied by industry-leading gaming, leisure and hospitality operators under long-term, triple-net lease agreements. VICI Properties has a growing array of real estate and financing partnerships with leading operators in other experiential sectors, including Cabot, Cain, Canyon Ranch, Chelsea Piers, Great Wolf Resorts, Homefield, Kalahari Resorts and Lucky Strike Entertainment. VICI Properties also owns four championship golf courses and approximately 33 acres of undeveloped and underdeveloped land adjacent to the Las Vegas Strip. VICI Properties’ goal is to create the highest quality and most productive experiential real estate portfolio through a strategy of partnering with the highest quality experiential place makers and operators. For additional information, please visit www.viciproperties.com.
About Golden
Golden Entertainment operates a diversified entertainment platform of gaming and hospitality assets. The Company operates eight casinos and 72 gaming taverns in Nevada, featuring approximately 5,600 slots, 80 table games and 6,000 hotel rooms. For more information, visit www.goldenent.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “will,” and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, including the risk that the pending transaction may not be consummated on the terms described in this press release or at all, which are, in some cases, beyond the Company’s control and could materially affect actual results, performance, or achievements. Other important risk factors that may affect the Company’s business, results of operations and financial position (including risks relating to the Company’s pending transactions) are detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the transaction described herein, the Company intends to file with the SEC a registration statement on Form S-4. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the prospectus, when it becomes available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. In addition, Golden will file a proxy statement with the SEC related to the transaction.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Participants in the Solicitation
Golden and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Golden is available in the proxy statement for its 2025 Annual Meeting, which was filed with the SEC on April 9, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Golden's proxy statement and other relevant materials filed with the SEC by Golden regarding the proposed transaction when they become available. Investors should read Golden's proxy statement and VICI's prospectus carefully before making any voting or investment decisions when they becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from VICI and Golden.

Investor Contacts:
Investors@viciproperties.com
(646) 949-4631

Or

David Kieske
EVP, Chief Financial Officer
DKieske@viciproperties.com

Moira McCloskey
SVP, Capital Markets
MMcCloskey@viciproperties.com

LinkedIn:
www.linkedin.com/company/vici-properties-inc

Press Release Category: Transactions

Sale-Leaseback Transaction with Golden Entertainment November 6, 2025

2 DISCLAIMERS Forward Looking Statements This presentation contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond the control of VICI Properties Inc. and its subsidiaries (collectively, the “Company” or “VICI”) and could materially affect actual results, performance, or achievements. Among those risks, uncertainties and other factors are risks that the Company may not achieve the benefits contemplated by the transaction with Golden Entertainment, Inc. (“Golden”) as described herein. Additional important factors that may affect the Company’s business, results of operations and financial position are described from time to time in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q and the Company’s other filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Golden Entertainment, Inc. Information The Company makes no representation as to the accuracy or completeness of the information regarding Golden included in this presentation. Certain financial and other information for Golden included in this presentation has been derived from public websites, if and as applicable, and other publicly available presentations and press releases, as well as information provided by Golden management. While we believe this information to be reliable, we have not independently investigated or verified such data. Market and Industry Data and Trademark Information This presentation contains estimates and information concerning the Company’s or Golden’s industry, including market position and other information regarding the properties, that are based on industry publications, reports and peer company public filings. This information involves a number of assumptions and limitations, and you are cautioned not to rely on or give undue weight to this information. The Company has not independently verified the accuracy or completeness of the data contained in these industry publications, reports or filings. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section of the Company's public filings with the SEC. The brands operated at our properties are trademarks of their respective owners. None of these owners nor any of their respective officers, directors, agents or employees have approved any disclosure contained in this presentation or are responsible or liable for the content of this presentation. Additional Information about the Proposed Transaction and Where to Find It In connection with the transaction described herein, the Company intends to file with the SEC a registration statement on Form S-4. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, when it becomes available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI by contacting VICI Investor Relations. In addition, Golden will file a proxy statement with the SEC related to the transaction. No Offer or Solicitation This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation Golden and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Golden is available in the proxy statement for its 2025 Annual Meeting, which was filed with the SEC on April 9, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Golden's proxy statement and other relevant materials filed with the SEC by Golden regarding the proposed transaction when they become available. Investors should read Golden's proxy statement and VICI's prospectus carefully before making any voting or investment decisions when they becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from VICI and Golden. Published on November 6, 2025. © VICI. All rights reserved. No part of this publication may be reproduced, distributed or transmitted in any form or by any means, including without limitation photocopying, recording or any other electronic or mechanical methods, without the express written permission of VICI.

3 TRANSACTION OVERVIEW On November 6, 2025, VICI agreed to acquire 100% of the land, real property and improvements of seven casino properties from Golden Entertainment, Inc. (“Golden”), and to enter into a triple-net master lease (the “Golden Master Lease”) with a newly formed entity that will be owned and controlled by Blake L. Sartini, current Chairman and Chief Executive Officer of Golden, which entity will acquire the operating business of Golden in connection with the closing of the transaction (“Golden OpCo”) (1) Subject to approval by a majority of the outstanding shares of Golden stockholders as well as customary closing conditions and regulatory approvals. (2) Based on Property-Level Adjusted EBITDAR for the last twelve months ended June 30, 2025. See page 15 for a reconciliation of this metric. Golden Master Lease – Summary Terms (1) Initial Annual Cash Rent $87.0 million Term Initial lease term of 30 years with four 5-year renewal options Contractual Rent Escalation Annual rent escalation equal to 2.0% starting in Lease Year 3 Guarantor Holding company owned and controlled by Blake L. Sartini that owns all of the gaming and operating assets of Golden Minimum Capex 1.0% of average annual total revenues to be measured over a two-year rolling period (including a minimum annual spend required at each property) Right of First Offer (“ROFO”) Right of first offer on the sale-leaseback of Colorado Belle and on financing for potential future development of Colorado Belle $1.16BN Golden Portfolio Purchase Price 7.5% Acquisition Cap Rate 1.9x LTM Q2’25 Property-Level Rent Coverage(2)

4 TRANSACTION SNAPSHOT Transaction Details • Total real estate purchase price of $1.16Bn that will be funded as follows: – Pursuant to the Master Transaction Agreement, Golden shareholders will receive approximately 24.3MM shares of newly issued VICI stock in exchange for each share of Golden stock, which represents an agreed-upon exchange ratio of 0.902 per share of Golden’s common stock based on VICI’s 10-day volume weighted average price as of November 5, 2025, as well as cash consideration that is payable by an affiliate of the Golden OpCo – In connection with the transaction, VICI will assume and immediately retire Golden’s outstanding $426MM of debt using a combination of cash on hand, net proceeds available pursuant to forward sale agreements and/or drawing down funds available under its revolving credit facility – The Company does not expect to require additional financing, including capital markets activity, to complete the transaction • The transaction is expected to close in mid-2026, subject to the approval of a majority of the outstanding shares of Golden stockholders, customary closing conditions and regulatory approvals(1) • Expected to be immediately accretive to VICI’s AFFO per share upon closing (1) Under the terms of the Master Transaction Agreement, Golden’s board and advisors may actively initiate, solicit and consider certain alternative acquisition proposals for all of the properties and operations of Golden during a 30-day “go shop” period starting from the date of the Master Transaction Agreement. Golden will have the right to terminate the Master Transaction Agreement to accept a superior proposal subject to the terms and conditions of the Master Transaction Agreement.

STRATEGIC RATIONALE

Adds Exposure to Las Vegas Locals Market

Diversifies VICI's real estate ownership in Nevada, an attractive gaming jurisdiction due to its stable regulatory environment and low tax rate. The transaction also provides exposure to the Las Vegas Locals market – the 2nd largest gaming market in the U.S. in 2024 by gross gaming revenue – which VICI has long targeted for its consistent and stable growth, strong demographic and demand tailwinds driven by population trends, and high barriers to entry

Tenant Diversification

Upon closing, Golden OpCo will become VICI's 5th largest tenant by annualized cash rent and 15th tenant overall (pro forma for the acquisition of the operations of MGM Northfield Park by an affiliate of Clairvest Group, Inc., which will become VICI's 14th tenant upon closing of that transaction). VICI continues to focus on diversifying its tenant base with quality, long-term partnerships

Strong Operating Partner

Led by Blake L. Sartini, the Golden management team is well tenured with over 30 years of casino operating experience and an established reputation as dynamic operators with a strategic focus on the Nevada gaming landscape. The Golden management team understands and caters to a diversified customer base with both fly-to and drive-in demand, further bolstered by a unified loyalty program, True Rewards

Attractive Deal Economics

Attractive 7.5% acquisition cap rate for well-located real estate with a strong going-in rent coverage of 1.9x[(1)]

Immediately Accretive

Expected to be immediately accretive to AFFO per share while generating compelling cash-on-cash returns


ARIZONA☆CHARLIE'S
REGISTRATION
CASINO
VALET PARKING

(1) Based on Property-Level Adjusted EBITDAR for the last twelve months ended June 30, 2025. See page 15 for a reconciliation of this metric.

VICI

5

6 GOLDEN MASTER LEASE – PORTFOLIO OVERVIEW Las Vegas Strip 80K Casino SqFt 790 Slot Machines 31 Table Games 2,429 Hotel Rooms Laughlin, NV 70K Casino SqFt 1,018 Slot Machines 29 Table Games 1,905 Hotel Rooms Laughlin, NV 69K Casino SqFt 670 Slot Machines - Table Games 1,037 Hotel Rooms Las Vegas Locals 67K Casino SqFt 699 Slot Machines 9 Table Games 259 Hotel Rooms Las Vegas Locals 42K Casino SqFt 583 Slot Machines - Table Games 303 Hotel Rooms Pahrump, NV 23K Casino SqFt 343 Slot Machines 9 Table Games 69 Hotel Rooms Pahrump, NV 11K Casino SqFt 203 Slot Machines - Table Games 159 RV Sites 362K 4,306 78 6,0027 Gaming Assets Casino SqFt Slot Machines Table Games Hotel Rooms Source: GDEN company filings as of September 30, 2025

7 NEW PARTNERSHIP WITH GOLDEN ENTERTAINMENT Source: GDEN company filings as of September 30, 2025 (1) VICI has a ROFO on the sale-leaseback of Colorado Belle and financing for the potential future development of Colorado Belle. (2) VICI currently owns the real estate of Rocky Gap and leases it to Century Casinos, Inc. Golden Entertainment Overview • Golden Entertainment, Inc. was founded in 2015 when Blake L. Sartini, long-time executive at Station Casinos and founder of Golden Gaming, merged Golden Gaming with Lakes Entertainment • Golden operates gaming properties in Nevada across three segments – Nevada Casino Resorts, Nevada Locals Casinos and Nevada Taverns • Golden’s portfolio includes seven owned casinos, one leased casino, as well as 72 branded taverns with ~1,150 slot machines targeting local patrons primarily in the greater Las Vegas metropolitan area • As part of the transaction, VICI has agreed to purchase Golden’s seven owned casino assets with ~6,000 hotel rooms, ~4,300 slot machines and more than 360,000 square feet of casino space – The Golden OpCo will retain the Nevada Taverns, Gold Town Casino (which is leased from a third party), and Colorado Belle (which is currently closed)(1) 7 Assets In a Master Lease $87.0 Million Initial Annual Rent Key Company Milestones 2015 Golden Gaming and Lakes Entertainment merge and list publicly on the NASDAQ under ticker GDEN 2017 Acquired Stratosphere, Aquarius, Arizona Charlie’s Decatur & Boulder from American Casino & Entertainment Properties 2019 Acquired Edgewater and Colorado Belle from Marnell Gaming 2023 Divested Rocky Gap(2) and distributed gaming operations in Montana; $185MM STRAT capex program complete 2024 Sold distributed gaming operations in Nevada to J&J 2025 Announced sale-leaseback of 7 casino properties to VICI in connection with take-private transaction

8 IMPROVED TENANT DIVERSIFICATION & ADDED EXPOSURE TO THE LAS VEGAS LOCALS MARKET Pahrump 163 95 15 127 15 15 95 9515 93 11 564 160 159 372 16715 11 Las Vegas 93 Laughlin Pahrump Las Vegas Strip Primm California Arizona Harry Reid International Airport The Hoover Dam Death Valley National Park Mojave National Preserve Lake Mead National Recreation Area Red Rock Canyon National Park Spring Mountains / Mount Charleston Pro Forma Tenant Diversification(1) Tenant Annualized Rent ($MM) % of Total Caesars $1,246.2 38% MGM(2) 1,044.1 32% Venetian 302.2 9% Hard Rock 142.4 4% Golden 87.0 3% PENN 80.7 2% JACK 72.2 2% Century Casinos(3) 61.9 2% Clairvest(2) 53.0 2% Cherokee Nation 42.4 1% EBCI 34.5 1% Lucky Strike 33.2 1% Foundation 24.7 1% Chelsea Piers 24.0 1% PURE(3) 16.0 1% Total $3,264.6 100% (1) Existing rent roll shows annualized rent as of November 1, 2025. (2) Reflects the pending transaction announced on October 16, 2025 whereby MGM agreed to sell the operations of MGM Northfield Park to an affiliate of Clairvest Group, Inc. (“Clairvest”) and VICI agreed to enter into a separate lease with Clairvest regarding the real property of MGM Northfield Park, subject to customary closing conditions and regulatory approvals. (3) Includes rent or a portion of rent collected in CAD, assuming an exchange rate of C$1:00:US$0.72 as of September 30, 2025. Seminole Hard Rock Entertainment Las Vegas Locals Golden properties to be acquired by VICI Other Golden properties 38% 32% 9% 4% 3%

ASSET OVERVIEW – THE STRAT


STRAT
Las Vegas

THE STRAT
HOTEL • CASINO • TOWER

80K	790	31	2,429
Casino SqFt	Slot Machines	Table Games	Hotel Rooms

- Located on the Las Vegas Strip, The STRAT is an iconic element of the Las Vegas skyline
- Approximately $210MM of capital investment activity since 2018 has reinvigorated hotel amenities and reimagined entertainment facilities, drawing new demand to the asset
- The property is situated near Downtown Las Vegas and captures demand from the Las Vegas Strip as well as the Downtown Las Vegas market
- Top of the World, an award-winning revolving restaurant with views of the Las Vegas Valley, was recently renovated and sits at the top of the tallest structure on the Las Vegas Strip

Select Capital Projects


ATOMIC
GOLF

Atomic Golf – 2024
$80MM golf entertainment facility located adjacent to The Strat to the northeast. The facility features 100+ hitting bays and six bars. Golden contributed land leased to the developer in exchange for revenue participation (no capital investment required).



Pool and Hotel Rooms – 2023
In early 2023, Golden successfully completed the renovation of 537 hotel rooms, the original STRAT 118-room hotel tower, and the eighth-floor pool area, marking 1,300 out of ~2,400 total rooms renovated by the end of 2023.



Top of the World Refresh – 2020
Remodel of iconic and award-winning revolving restaurant with breathtaking views of the Las Vegas Valley, including a transformed menu, new carpet, tables and other enhancements to the guest experience.

Source: GDEN company filings as of September 30, 2025

VICI
9

ASSET OVERVIEWS – AQUARIUS & EDGEWATER



AQUARIUS CASINO RESORT

~70K	1,018	29	1,905
Casino SqFt	Slot Machines	Table Games	Hotel Rooms

- Aquarius is the market-leading casino asset in Laughlin, Nevada
- Located on the Colorado River at the heart of the Riverwalk, the property has one of the largest casino operations and nearly 2,000 hotel rooms
- The property has diverse F&B offerings and banquet space for events
- Aquarius is a popular destination for value customers, with 70%+ rated play coming from repeat California and Arizona patrons



EDGEWATER CASINO RESORT

~69K	670	1,037
Casino SqFt	Slot Machines	Hotel Rooms

- Located adjacent to Aquarius on the Colorado River, Edgewater is a dedicated entertainment destination
- The asset has 35K square feet of event space, the 2,000-seat Edge Pavilion, and a bingo facility
- Like Aquarius, 70%+ of rated play comes from repeat California and Arizona feeder markets

Source: GDEN company filings as of September 30, 2025

VICI

10

ASSET OVERVIEWS – ARIZONA CHARLIE'S

ARIZONA CHARLIE'S DECATUR

~67K	699	9	259
Casino SqFt	Slot Machines	Table Games	Hotel Rooms

- Located in the Las Vegas Locals market, Arizona Charlie's Decatur has a loyal customer base hailing from densely populated West Las Vegas
- The property offers a range of entertainment, from a bingo parlor, to a race & sportsbook, several F&B offerings and over 250 hotel rooms
- The Las Vegas Locals market has high barriers to entry, allowing the asset to maintain an attractive EBITDAR margin profile


ARIZONA CHARLIE'S
CASINO

ARIZONA CHARLIE'S BOULDER

~42K	583	303
Casino SqFt	Slot Machines	Hotel Rooms

- Also located in the Las Vegas Locals market, Arizona Charlie's Boulder is located on the Boulder Strip and is accessible from heavily traveled I-11
- The property has a loyal customer base with 70%+ rated play, appealing to both local and drive-in customers
- The property also offers a full range of entertainment, including a bingo parlor, F&B offerings and over 300 hotel rooms


HOTEL CASINO

Source: GDEN company filings as of September 30, 2025

VICI

11

ASSET OVERVIEWS – PAHRUMP NUGGET & LAKESIDE



PAHRUMP
NUGGET
HOTEL & GAMBLING HALL
CASINO
ENTRANCE

PAHRUMP NUGGET HOTEL • CASINO

~23K	343	9	69
Casino SqFt	Slot Machines	Table Games	Hotel Rooms

- Pahrump Nugget is a leader in the Pahrump gaming market, located just west of the Spring Mountains in Nevada
- The property has a 5,200 square foot banquet and events center along with a bingo parlor, F&B offerings, and bowling
- The asset is well-located in a market with high barriers to entry and maintains an attractive margin profile



LAKESIDE
CASINO
BUFFET
SPORTS BETT

LAKESIDE CASINO & RV PARK

~11K	203	159
Casino SqFt	Slot Machines	RV Sites

- Lakeside Casino & RV Park is also located in the Pahrump market and is set on its own lake
- Unique, integrated gaming asset with a pool, waterfront facilities, watersports and an outdoor amphitheater
- The casino has a restaurant and bar, and is adjacent to a 159-site RV park, making the location attractive for drive-in demand

Source: GDEN company filings as of September 30, 2025

VICI
12

13 EXPOSURE TO ATTRACTIVE LAS VEGAS LOCALS MARKET Source: Federal Reserve Economic Data, Nevada Gaming Control Board as of September 2025 The Las Vegas Locals market is the 2nd largest U.S. gaming market by Gross Gaming Revenue (“GGR”). $8.8 $3.2 $2.8 $2.2 $2.1 $1.6 $1.6 $1.3 $1.3 $1.1 Las Vegas Strip Las Vegas Locals Atlantic City Chicagoland Baltimore-Washington DC Queens/Yonkers Gulf Coast Philadelphia Detroit St. Louis 2024 GGR by Market ($Bn) Las Vegas Locals GGR Growth ($Bn) $2.1 $2.1 $2.2 $2.3 $2.4 $2.4 $1.9 $2.9 $2.9 $3.0 $3.2 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Las Vegas Locals Median HHI ($000s) & Population Growth (MM) 0 1 2 3 $0 $25 $50 $75 $100 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 P o p u la ti o n G ro w th ( M M ) M e d ia n H H I ($ 0 0 0 s ) Median HHI ($000s) Population Growth (MM) CAGR: 5.5% CAGR: 1.6% • The Las Vegas Locals market is one of the largest markets in the U.S. gaming landscape, supported by: – Consistent and stable growth – Strong demographic trends – High barriers to entry • The Locals market has experienced resilient and steady growth over the last decade, with a swift rebound following COVID • In the broader Las Vegas area, median household income has grown faster than the population, indicating an increasing pool of discretionary income that is potentially allocable to gaming spend • The market enjoys structural high barriers to entry due to Nevada law as well as an established and stable regulatory environment Key Market Dynamics

NEVADA HAS AN ESTABLISHED GAMING MARKET AND STABLE REGULATORY ENVIRONMENT

Clark County has a natural moat given a number of regulatory restrictions around gaming-designated licensing, zoning and taxation, contributing to the robust demand for assets in this market.


MGM

High Barriers to Entry

Relevant Law	Description
SB 208	• Establishes Gaming Entertainment Districts that define & restrict where gaming occurs (primarily Las Vegas Strip and Downtown)
Clark County Code 30.03.06(E)(4)	• Mandates that casinos only operate within designated Gaming Enterprise Districts
NRS 463.01865	• Requires that nonrestricted gaming licenses can only be issued to a Resort Hotel (over 200 guest rooms & supporting amenities)[1]

Stable Regulatory Environment

- Stable regulatory environment and experienced regulators
- Nevada Gaming Control Board has overseen the gaming industry for over 70 years
  - Used as a model for new gaming markets both in the U.S. and globally
- Nevada imposes a graduated gaming tax rate, with a top tax rate of 6.75%, among the lowest in the U.S.

Clark County Population Growth (MM)


2014-2024 CAGR: 1.8%
2.0
2.0
2.1
2.1
2.1
2.2
2.2
2.2
2.3
2.3
2.4
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Clark County GGR Growth ($Bn)


2014-2024 CAGR: 3.5%
$9.4
$9.5
$9.6
$9.9
$10.1
$10.2
$6.4
$11.3
$12.6
$13.3
$13.4
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Source: Federal Reserve Economic Data, Nevada Gaming and Control Board, Nevada Public Law, Nevada Gaming Commission

(1) NSR 463.1605 has an exception stating that properties that had nonrestricted license before June 17, 2005 are able to operate / develop without being a "resort hotel."

VICI
14

15 ($ in millions) Twelve Months Ended June 30, 2025 Net Income $91.0 Depreciation and amortization 74.7 Other, net(1) 3.5 Interest expense, net 0.2 Property-Level Adjusted EBITDAR $169.4 Golden Master Lease Initial Cash Rent 87.0 LTM Q2’25 Property-Level Rent Coverage Ratio 1.9x RECONCILIATION FROM GAAP TO NON-GAAP FINANCIAL MEASURES Property-Level Adjusted EBITDAR Calculation Note: Property-Level Adjusted EBITDAR is defined as net income, excluding depreciation and amortization, other, net, and interest expense, net. (1) Primarily consists of changes to the reserve for guest loss & damage.

Forward Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “will,” and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, including the risk that the pending transaction may not be consummated on the terms described in this press release or at all, which are, in some cases, beyond VICI Properties’ control and could materially affect actual results, performance, or achievements. Other important risk factors that may affect VICI Properties’ business, results of operations and financial position (including risks relating to VICI Properties’ pending transactions) are detailed from time to time in VICI Properties’ filings with the Securities and Exchange Commission (“SEC”). VICI Properties does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.
 Additional Information about the Proposed Transaction and Where to Find It
In connection with the transaction described herein, VICI Properties intends to file with the SEC a registration statement on Form S-4.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, when it becomes available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations.
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This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
 Participants in the Solicitation
Golden Entertainment, Inc. (“Golden”) and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Golden is available in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Golden's proxy statement and other relevant materials filed with the SEC by Golden regarding the proposed transaction when they become available. Investors should read Golden’s proxy statement and VICI Properties' prospectus carefully before making any voting or investment decisions when they becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Golden and VICI Properties.